SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 28th, 2011

DATE, TIME AND PLACE: On November 28th, 2011, at 10:00 am, at the head offices of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, 1st Block, 7th floor – part, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was gathered at the date, time and place above mentioned, with the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Mailson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci, either in person or by means of audio-conference, as provided in paragraph 2, section 25 of the Company’s By-laws. Also attended the meeting Messrs. Claudio Zezza, Chief Financial Officer, Paolo Stoppaccioli, Human Resources Officer, Jaques Horn, Chief Legal Officer, and Mrs. Alessandra Catanante, Secretary-General and of the Board of Directors.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary-General.

AGENDA: (1) To resolve on the modifications of the Company’s organizational structure; (2) To acknowledge the strategic development plan of the Company for 2012; (3) To resolve on the proposed calendar of the Board of Directors’ Meetings for the year 2012; (4) To resolve on the execution of a financing agreement with the European Investment Bank (“EIB”); and (5) Other matters of general interest to the Company.

RESOLUTIONS: Initially, the Board Members decided to resolve on the item (1) of the Agenda at the end of the meeting, renumbering, therefore, all the topics listed above. Upon review and discussion of the matters included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous decision: (1) As provided in section 22, subparagraph II of the Company’s By-laws, to acknowledge the general lines of the Company’s strategic development plan for the year 2012, which shall be brought for resolution in the beginning of the next fiscal year; (2) To approve the proposal of calendar of the Board of Directors’ Meetings for the year 2012, in accordance with the material presented to the Board Members. Such calendar shall be disclosured as provided on the Listing Rules of the Novo Mercado; (3) To approve the execution of a long term financing agreement, between the European Investment Bank (“EIB”) and TIM Celular S.A., wholly-owned subsidiary of the Company, in the value of two hundred million Euros (€ 200,000,000.00), pursuant to the material presented and filed in the Company’s headquarters, whereas the Board Members requested to be informed about all the details at the moment of the disbursement by the EIB, in this way, such disbursement shall be subject to prior approval of the Board of Directors; (4) (4.1) At the end of the meeting, it was received the resignation letter of Mrs. Alessandra Catanante, from the position of Secretary-General and of the Board of Directors, being such resignation recorded hereby and deemed effective as from today. The Board Members congratulated Mrs. Alessandra Catanante during the time she held the position of Secretary-General and of the Board of Directors, and due to the resignation of Mrs. Alessandra Catanante, to elect to the position of Secretary the Chief Legal Officer of the Company, Mr. Jaques Horn, Brazilian citizen, married, lawyer, bearer of the Identity Card Nr. 70.654, OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15, domiciled at Avenida das Américas, Nr. 3,434, 1st Block, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. Mr. Jaques Horn informed that will execute the Instrument of Investiture and the others statements within the legal term; (4.2) In view of what was resolved in the last Board of Director’s meeting, regarding the revaluation of the position of Corporative Support Officer, resolved, as well, to approve the extinguishment of such position; (4.3) In view of the referred extinguishment, resolved, at least, to approve, pursuant to subparagraph XXI, section 22 of Company’s By-laws, the new organizational structure of the Company, in accordance with the material presented to the Board Members and filed in the Company’s headquarters. Therefore, at this date, the new Board of Executive Officers of the Company is composed by nine (9) officers, as follows: Messrs. Luca Luciani (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Antonino Ruggiero (Wholesale Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) and Jaques Horn (Chief Legal Officer), all Officers shall remain in office until the first Board of Directors` Meeting to be held after the Annual Shareholders` Meeting of the year 2012; and (4.4) Ratify, in view of the new composition of the Board of Executive Officers, the empowerment of the Company`s Executive Officers, pursuant to paragraph 1, Section 30 of the Company`s By-Laws, as follows: according to the provided for in the Company’s By-laws, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the Company`s By-laws. The additional Company`s Executive Officers, within their respective areas and always in compliance with the provisions of the Company’s By-laws, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial Officer: (i) for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or serial of related operations; and (ii) for all the other operations, up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations; (b) Purchasing & Supply Chain Officer, Chief Operations Officer, Chief Marketing Officer, Regulatory Affairs Officer, Wholesale Officer, Investor Relations Officer and Chief Legal Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or serial of related operations. The Company`s Executive Officers shall have the authority to grant instruments of power-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-Laws. At the end, the Board Members requested to revaluate the position of Corporative Support Officer to be resolved at the next meeting; and (5) Nothing else was decided by the Board Members.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the present Board Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Mailson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), November 28th, 2011.

ALESSANDRA CATANANTE Secretary-General and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 11, 2011	By:	/s/ Rogerio Tostes

Name: Rogerio Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.